EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports strong second quarter 2025 operating and financial results
Solid execution and asset performance support higher 2025 financial outlook
Market fundamentals drive customer demand for incremental capacity projects

CALGARY, Alberta – July 31, 2025 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its second quarter results today. François Poirier, TC Energy’s President and Chief Executive Officer commented, "Our commitment to safety and operational excellence continues to drive strong reliability, availability and financial performance, and we now expect our 2025 comparable EBITDA1 outlook to be higher, in the range of $10.8 to $11.0 billion.” Poirier continued, “Compelling fundamentals are unlocking further growth opportunities across our North American portfolio. To meet this unprecedented demand, we have announced $4.5 billion of new growth projects over the past nine months, including requests for incremental capacity on projects already announced — a trend we're seeing on several projects currently in development. Our focus on project execution is also delivering tangible results and we expect to place approximately $8.5 billion of capital projects into service this year, on time and are tracking approximately 15 per cent below budget.     We remain highly confident in our disciplined strategy and our ability to capture high-value, low-risk opportunities across North America that drive long-term shareholder value.”
Financial Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Second quarter 2025 financial results from continuing operations2:
◦Comparable earnings1 of $0.8 billion or $0.82 per common share compared to $0.8 billion or $0.79 per common share in second quarter 2024
◦Net income attributable to common shares of $0.9 billion or $0.83 per common share compared to $0.8 billion or $0.78 per common share in second quarter 2024
◦Comparable EBITDA of $2.6 billion, compared to $2.3 billion in second quarter 2024
◦Segmented earnings of $2.0 billion compared to $1.7 billion in second quarter 2024
•2025 outlook:
◦Comparable EBITDA is now expected to be higher, in the range of $10.8 to $11.0 billion3, compared to previous outlook of $10.7 to $10.9 billion
◦Comparable earnings per common share (EPS) outlook remains consistent with our 2024 Annual Report, and is expected to be lower than 2024
◦Capital expenditures are anticipated to be $6.1 to $6.6 billion on a gross basis, or $5.5 to $6.0 billion of net capital expenditures4
•Declared a quarterly dividend of $0.85 per common share for the quarter ending September 30, 2025.
1 Comparable EBITDA, comparable earnings and comparable earnings per common share are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Segmented earnings, Net income attributable to common shares and Net income per common share, respectively. We do not forecast Segmented earnings. For more information on non-GAAP measures, refer to the Non-GAAP and Supplementary financial measure section of this news release.
2 Prior year results have been recast to reflect the Liquids Pipelines business as a discontinued operation as a result of the Spinoff Transaction.
3 Based on USD/CAD foreign exchange rate of 1.35 for the second half of 2025.
4 Net capital expenditures are adjusted for the portion attributed to non-controlling interests and is a supplementary financial measure used throughout this news release. For more information on non-GAAP measures and the supplementary financial measure, refer to the Non-GAAP and Supplementary financial measure section of this news release.

Operational Highlights
•Canadian Natural Gas Pipelines deliveries averaged 23.4 Bcf/d, up five per cent compared to second quarter 2024
◦Total NGTL System receipts set a new record of 15.5 Bcf on April 13, 2025
◦Canadian Mainline – Western receipts averaged 4.4 Bcf/d, up seven per cent compared to second quarter 2024
•U.S. Natural Gas Pipelines daily average flows were 25.7 Bcf/d, in line with second quarter 2024
◦Deliveries to LNG facilities averaged 3.5 Bcf/d, up six per cent compared to second quarter 2024
•Mexico Natural Gas Pipelines flows averaged 3.6 Bcf/d, three per cent higher than second quarter 2024
◦Set a daily flow record of 4.4 Bcf on April 22, 2025
•Bruce Power achieved 98 per cent availability in second quarter 2025
•Cogeneration power plant fleet achieved 93.4 per cent availability in second quarter 2025.
Project Highlights
•The Southeast Gateway pipeline is in service and we commenced the collection of tolls from the Comisión Federal de Electricidad (CFE) beginning May 2025. In July 2025, the newly constituted Comisión Nacional de Energía (CNE) approved our regulated rates required to provide service to potential future interruptible service users on the Southeast Gateway pipeline other than the CFE
•The East Lateral XPress (ELXP) project, an expansion project on the Columbia Gulf system that connects supply to U.S. Gulf Coast LNG export markets, was placed in service in May 2025, with total project costs of approximately US$0.3 billion
•On July 1, 2025, Columbia Gas notified FERC that it has reached a settlement-in-principle on the Columbia Gas Section 4 Rate Case. Columbia Gas expects the final settlement to include an increase relative to pre-filed rates, subject to revision following completion and approval of settlement terms, anticipated in fourth quarter 2025
•Upsized capacity on the previously announced Maysville and Pulaski projects — mainline extension projects off Columbia Gulf — to support incremental load growth in the region, including data centre development
•Reached positive FID on $0.4 billion of expansion projects as part of the Multi-Year Growth Plan (MYGP). With in-service dates expected in 2027, the projects are designed to serve system demand growth and new supply on the NGTL System.

	three months ended June 30		six months ended June 30
(millions of $, except per share amounts)	2025	2024[1]	2025	2024[1]

Income
Net income (loss) attributable to common shares from continuing operations	862	804	1,840	1,792
per common share – basic	$0.83	$0.78	$1.77	$1.73

Segmented earnings (losses)
Canadian Natural Gas Pipelines	551	514	1,067	1,015
U.S. Natural Gas Pipelines	907	762	2,016	1,805
Mexico Natural Gas Pipelines	191	266	402	478
Power and Energy Solutions	312	220	447	472
Corporate	(7)	(26)	(12)	(87)
Total segmented earnings (losses)	1,954	1,736	3,920	3,683

Comparable EBITDA from continuing operations
Canadian Natural Gas Pipelines	923	846	1,813	1,692
U.S. Natural Gas Pipelines	1,089	1,003	2,456	2,309
Mexico Natural Gas Pipelines	319	286	552	500
Power and Energy Solutions	301	227	525	547
Corporate	(7)	(14)	(12)	(30)
Comparable EBITDA from continuing operations	2,625	2,348	5,334	5,018
Depreciation and amortization	(671)	(633)	(1,349)	(1,268)
Interest expense	(847)	(783)	(1,687)	(1,563)
Allowance for funds used during construction	114	184	362	341
Foreign exchange gains (losses), net included in comparable earnings	55	(51)	45	(8)
Interest income and other	49	68	100	143
Income tax (expense) recovery included in comparable earnings	(294)	(143)	(586)	(424)
Net (income) loss attributable to non-controlling interests included in comparable earnings	(155)	(141)	(332)	(312)
Preferred share dividends	(28)	(27)	(56)	(50)
Comparable earnings from continuing operations	848	822	1,831	1,877
Comparable earnings per common share from continuing operations	$0.82	$0.79	$1.76	$1.81
1Results reflect continuing operations.

	three months ended June 30			six months ended June 30
(millions of $, except per share amounts)	2025		2024	2025		2024

Cash flows[1]
Net cash provided by operations[2]	2,173		1,655	3,532		3,697
Comparable funds generated from operations[2,3]	1,964		1,874	3,913		4,310
Capital spending[4]	1,379		1,591	3,188		3,488
Disposition of equity interest, net of transaction costs[5]	—		464	—		426
Dividends declared
per common share	$0.85	[6]	$0.96	$1.70	[6]	$1.92
Basic common shares outstanding (millions)
– weighted average for the period	1,040		1,037	1,040		1,037
– issued and outstanding at end of period	1,040		1,037	1,040		1,037
1Includes continuing and discontinued operations.
2Includes Liquids Pipelines earnings for the three and six months ended June 30, 2024 compared to Liquids Pipelines earnings of nil for the same periods in 2025. Refer to the 2024 Annual Report for additional information.
3Comparable funds generated from operations is a non-GAAP measure used throughout this news release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measure is net cash provided by operations. For more information on non-GAAP measures, refer to the Non-GAAP and Supplementary financial measure section of this news release.
4Capital spending reflects cash flows associated with our Capital expenditures, Capital projects in development and Contributions to equity investments. Refer to Note 4, Segmented information, of our Condensed consolidated financial statements for additional information.
5Included in the Financing activities section of the Condensed consolidated statement of cash flows.
6Reflects dividends declared following the Spinoff Transaction.

CEO Message
Through the first half of 2025, TC Energy safely and reliably delivered energy across North America, maximizing asset value through safety and operational excellence. Despite the volatility in commodity markets and a complex macroeconomic backdrop, our business continues to demonstrate resiliency, achieving 12 per cent growth in comparable EBITDA and 13 per cent growth in segmented earnings compared to second quarter 2024. Driven by strong performance and focused execution, we now expect our 2025 comparable EBITDA outlook to be higher, in the range of $10.8 to $11.0 billion, compared to the original outlook of $10.7 to $10.9 billion. We continue to advance our strategic priorities – executing a selective portfolio of growth projects, maintaining financial strength and agility, while maximizing the value of our assets through safety and operational excellence. Our performance continues to underscore the strength of our business model and our ability to consistently deliver solid growth, low risk and repeatable performance. TC Energy’s Board of Directors approved a quarterly common share dividend of $0.85 per common share for the quarter ending September 30, 2025, equivalent to $3.40 per common share on an annualized basis.
Following the completion of the Southeast Gateway pipeline on schedule and under budget in the second quarter, we commenced the collection of tolls from the CFE beginning May 2025. This event represents a significant operational and financial milestone, and an important step for Mexico’s energy landscape and economic development. The Southeast Gateway pipeline is a transformative infrastructure project – serving as a critical artery for delivering natural gas to underserved regions in Southeast Mexico, driving economic growth and energy security while supporting the country's transition to lower-emitting, more reliable sources of energy. In July, the newly constituted Comisión Nacional de Energía (CNE) approved our regulated rates required to provide service to potential future interruptible service users on the Southeast Gateway pipeline other than the CFE.
As part of our ongoing efforts to maximize the value of our assets, on July 1, 2025, Columbia Gas notified FERC that it has reached a settlement-in-principle on the Columbia Gas Section 4 Rate Case. Columbia Gas expects the final settlement to include an increase relative to pre-filed rates, subject to revision following completion and approval of settlement terms, which we anticipate in fourth quarter 2025. This outcome on our second-largest pipeline asset demonstrates our ongoing commitment to enhance system integrity and service reliability while ensuring timely capital recovery to maximize our long-term cash flow profile.
We continue to execute our growth projects on-time and are tracking 15 per cent below budget on approximately $8.5 billion of assets expected to be placed into service this year. Year to date, we have placed into service approximately $5.8 billion of natural gas pipeline capacity projects, including the Southeast Gateway pipeline. In May, we successfully placed the East Lateral XPress (ELXP) project into service. As a strategic expansion of the Columbia Gulf Transmission system, ELXP delivers approximately 0.7 Bcf/d of firm natural gas capacity directly to Venture Global’s Plaquemines LNG terminal in Louisiana, reinforcing our role in enabling reliable, long-term energy supply to global markets.
Fundamentals continue to drive significant growth opportunities for the incremental build-out of natural gas infrastructure across LNG export, coal-to-gas conversions, data centre demand and LDC reliability. Reflecting this momentum, we reached a positive FID on $0.4 billion of expansion facilities as part of MYGP; a program comprised of multiple distinct projects with targeted in-service dates between 2027 and 2030, subject to final company and regulatory approvals. Once complete, MYGP is expected to enable approximately 1.0 Bcf/d of incremental system throughput – further enhancing our ability to connect natural gas supply from competitive, low-cost basins to critical demand markets across North America. Additionally, we have upsized capacity on our previously announced Maysville and Pulaski projects. In aggregate, over the past nine months we have announced $4.5 billion of new capital projects, each underpinned by long-term take or pay contracts with strong counterparties and delivering a weighted average build multiple1 in the 5-7 times range. Our origination pipeline remains robust, with both the volume and scale of opportunities continuing to grow. We are seeing increased demand across multiple
1 Build multiple is a non-GAAP ratio calculated by dividing capital expenditures by comparable EBITDA. Please note our method for calculating build multiple may differ from methods used by other entities. Therefore, it may not be comparable to similar measures presented by other entities. For more information on non-GAAP measures and the supplementary financial measure, refer to the Non-GAAP and Supplementary financial measure section of this news release.

end-use sectors, with customers seeking additional capacity to upsize their projects. We believe this trend reflects strong underlying market fundamentals and reinforces our confidence in the long-term need for safe, reliable and affordable natural gas infrastructure.
Looking ahead, we have clear visibility into a steady cadence of project announcements in the second half of 2025 and into 2026. Maintaining commitment to our annual net capital expenditure range of $6.0 to $7.0 billion, the majority of incremental capital is expected to be allocated toward the latter part of the decade. Our strategy remains centred on advancing low-risk, brownfield projects, underpinned by long-term contracts with strong counterparties, delivering attractive build multiples. This disciplined approach supports organic comparable EBITDA growth, underpins our three to five per cent annual dividend growth target, and enables ongoing deleveraging as we manage to our long-term target of 4.75 times debt-to-EBITDA1 ratio. These efforts collectively reinforce our commitment to sustainable, long-term value creation for shareholders.
Finally, we released our 2025 Report on Sustainability. The report reaffirms TC Energy’s role in a collective effort to advance a lower-emissions energy system and demonstrates how we’re aiming to strike a balance between meeting growing energy demand and addressing rising global emissions, while collaborating closely with Indigenous rights holders, customers, neighbors and governments across Canada, the U.S. and Mexico. Key highlights include:
•Reduced absolute methane emissions by 12 per cent between 2019 and 2024 while increasing natural gas throughput by 15 per cent and comparable EBITDA in our natural gas business by 40 per cent
•A continued focus on methane intensity reduction, targeting cost-effective abatement across jurisdictions
•Achieved a five-year low in our High Energy Serious Injury and Fatality rate, demonstrating tangible progress in safeguarding our people and operations
•Signed over 40 relationship agreements with Indigenous communities across NGTL and Foothills pipeline systems since 2020.

1 Debt-to-EBITDA is a non-GAAP ratio. Adjusted debt and adjusted comparable EBITDA are non-GAAP measures used to calculate debt-to-EBITDA. For more information on non-GAAP measures, refer to the non-GAAP and Supplementary financial measure section of this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

Teleconference and Webcast
We will hold a teleconference and webcast on Thursday, July 31, 2025 at 6:30 a.m. (MT) / 8:30 a.m. (ET) to discuss our     second quarter 2025 financial results and Company developments. Presenters will include François Poirier, President and Chief Executive Officer; Sean O'Donnell, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1-833-752-3826 (Canada/U.S. toll free) or 1-647-846-8864 (International toll). No passcode is required. Please dial in 15 minutes prior to the start of the call. Alternatively, participants may pre-register for the call here. Upon registering, you will receive a calendar booking by email with dial in details and a unique PIN. This process will bypass the operator and avoid the queue. Registration will remain open until the end of the conference call.
A live webcast of the teleconference will be available on TC Energy's website at TC Energy — Events and presentations or via the following URL: https://www.gowebcasting.com/13943. The webcast will be available for replay following the meeting.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight ET on August 7, 2025. Please call 1-855-669-9658 (Canada/U.S. toll free) or 1-412-317-0088 (International toll) and enter passcode 6101975.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We’re a team of 6,500+ energy problem solvers connecting the world to the energy it needs. Our extensive network of natural gas infrastructure assets is one-of-a-kind. We seamlessly move, generate and store energy and deliver it to where it is needed most, to home and businesses in North America and across the globe through LNG exports. Our natural gas assets are complemented by our strategic ownership and low-risk investments in power generation.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP.     To learn more, visit us at www.TCEnergy.com.

Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate" or other similar words. Forward-looking statements in this document may include, but are not limited to, statements related to expectations with respect to expected comparable EBITDA, comparable earnings in total and per common share and the sources thereof and anticipated capital expenditures, expectations with respect to the targeted debt-to-EBITDA leverage metric, expectations with respect to MYGP, including associated capital expenditures, timelines, and outcomes, expectations with respect to completed projects and expected impacts thereof, expectations with respect to the approximate value of projects to be placed in-service in 2025, expectations with respect to identified FERC rate cases, including timelines, processes and outcomes, expectations with respect to our strategic priorities, and the execution thereof, expectations with respect to our ability to maximize the value of our assets through safety and operational excellence, expected cost and schedules for planned projects, including projects under construction and in development and the associated capital expenditures, expectations about energy demand levels and drivers thereof, expectations about our ability to execute our identified portfolio of growth projects and ensure financial strength and agility, our ability to deliver solid growth, low risk and repeatable performance, our expected net capital expenditures, including timing, and expected industry, market and economic conditions, and ongoing trade negotiations, including their expected impact on our business, customers and suppliers. Our forward-looking information is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements and future-oriented financial information in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2024 Annual Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our Report on Sustainability which is available on our website at www.TCEnergy.com.

Non-GAAP and Supplementary Financial Measure
This release contains references to the following non-GAAP measures: comparable EBITDA, comparable earnings, comparable earnings per common share and comparable funds generated from operations. It also contains references    to debt-to-EBITDA,    a non-GAAP ratio, which is calculated using adjusted    debt and adjusted comparable EBITDA, each of which are non-GAAP measures. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment and the discontinued operations section for a reconciliation of comparable EBITDA to segmented earnings (losses); (ii) Consolidated results section and the discontinued operations section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the Non-GAAP Measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use. The MD&A is included with, and forms part of, this release. The MD&A can be found on SEDAR+ at www.sedarplus.ca under TC Energy's profile.
This release contains references to build multiple, which is non-GAAP ratio which is calculated using capital expenditures and comparable EBITDA, of which comparable EBITDA is a non-GAAP measure. We believe build multiple provides investors with a useful measure to evaluate capital projects.
With respect to non-GAAP measures used in the calculation of debt-to-EBITDA, adjusted debt is defined as the sum of Reported total debt, including Notes payable, Long-term debt, Current portion of long-term debt and Junior subordinated notes, as reported on our Consolidated balance sheet as well as Operating lease liabilities recognized on our Consolidated balance sheet and 50 per cent of Preferred shares as reported on our Consolidated balance sheet due to the debt-like nature of their contractual and financial obligations, less Cash and cash equivalents as reported on our Consolidated balance sheet and 50 per cent of Junior subordinated notes as reported on our Consolidated balance sheet due to the equity-like nature of their contractual and financial obligations. Adjusted comparable EBITDA is calculated as the sum of comparable EBITDA from continuing operations and comparable EBITDA from discontinued operations excluding Operating lease costs recorded in Plant operating costs and other in our Consolidated statement of income and adjusted for Distributions received in excess of (income) loss from equity investments as reported in our Consolidated statement of cash flows which we believe is more reflective of the cash flows available to TC Energy to service our debt and other long-term commitments. We believe that debt-to-EBITDA provides investors with useful information as it reflects our ability to service our debt and other long-term commitments. See the Reconciliation section for reconciliations of adjusted debt and adjusted comparable EBITDA for the years ended December 31, 2022, 2023 and 2024.
This release also contains references to net capital expenditures, which is a supplementary financial measure. Net capital expenditures represent capital costs incurred for growth projects, maintenance capital expenditures, contributions to equity investments and projects under development, adjusted for the portion attributed to non-controlling interests in the entities we control. Net capital expenditures reflect capital costs incurred during the period, excluding the impact of timing of cash payments. We use net capital expenditures as a key measure in evaluating our performance in managing our capital spending activities in comparison to our capital plan.

Reconciliation
The following is a reconciliation of adjusted debt and adjusted comparable EBITDAi.

	year ended December 31
(millions of Canadian $)	2024	2023	2022

Reported total debt	59,366	63,201	58,300
Management adjustments:
Debt treatment of preferred sharesii	1,250	1,250	1,250
Equity treatment of junior subordinated notesiii	(5,524)	(5,144)	(5,248)
Cash and cash equivalents	(801)	(3,678)	(620)
Operating lease liabilities	511	457	430
Adjusted debt	54,802	56,086	54,112

Comparable EBITDA from continuing operationsiv	10,049	9,472	8,483
Comparable EBITDA from discontinued operationsiv	1,145	1,516	1,418
Operating lease costs	117	105	95
Distributions received in excess of (income) loss from equity investments	67	(123)	(29)
Adjusted Comparable EBITDA	11,378	10,970	9,967

Adjusted Debt/Adjusted Comparable EBITDA[i]	4.8	5.1	5.4
i    Adjusted debt and adjusted comparable EBITDA are non-GAAP measures. The calculations are based on management methodology. Individual rating agency calculations will differ.
ii    50 per cent debt treatment on $2.5 billion of preferred shares as of December 31, 2024.
iii    50 per cent equity treatment on $11.0 billion of junior subordinated notes as of December 31, 2024. U.S. dollar-denominated notes translated at         December 31, 2024, USD/CAD foreign exchange rate of 1.44.
iv    Comparable EBITDA from continuing operations and Comparable EBITDA from discontinued operations are non-GAAP financial measures. See the Forward-looking information and Non-GAAP measures sections in our 2024 Annual Report for more information. Comparable EBITDA from discontinued operations represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of Liquids Pipelines earnings in 2023. Refer to the Discontinued operations section in our 2024 Annual Report for additional information.

Media Inquiries:
Media Relations
media@tcenergy.com
403.920.7859 or 800.608.7859
Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403.920.7911 or 800.361.6522